Exhibit 99.2

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto announces US$270 million investment in molybdenum
11 June 2008
Rio Tinto is to invest US$270 million in the construction of a new Molybdenum Autoclave Process (MAP) facility at its Kennecott Utah Copper (KUC) Bingham Canyon operation in Salt Lake City. This will enable lower-grade concentrate to be processed more efficiently than conventional roasters, allow improved molybdenum recovery and operating flexibility and enable production of chemical grade molybdenum products.
Tom Albanese, chief executive of Rio Tinto, said, “The outlook for molybdenum demand is very strong, driven by the rapid urbanisation and industrialisation of China and India. KUC is one of the world’s lowest cost producers of copper, and molybdenum and gold production at Bingham Canyon are major contributors to this position.”
Molybdenum is a by-product of copper production and is used in metal alloys, including steel, to enhance toughness, high temperature strength and corrosion resistance. It is also a key component in oil refining catalysts used to remove sulphur from fuel and improve air quality.
Molybdenum has been a major contributor to the profitability of Rio Tinto’s Copper Group in recent years and is likely to continue to be in the future. The investment will enable Rio Tinto to increase revenue, expand molybdenum production, simplify operations, provide flexibility in mine planning and contribute to its sustainable development initiatives.
“This capital investment will prove to be a tremendous future benefit to Rio Tinto,” said Bret Clayton, chief executive of Rio Tinto’s Copper Group. “MAP will provide significant financial upside and allow us to use energy more efficiently, enhancing our environmental stewardship.”
MAP will also make it possible for Rio Tinto to recover rhenium from its concentrate and become a secure long term supplier. This is a high-margin market where the average spot price in the last three months was US$4,300 per pound. The facility will have capacity to produce up to 9,000lbs of rhenium per year.
The MAP design includes a number of energy conservation features and an environmentally responsible technique for producing molybdenum products. A steam recovery system will be included to capture excess steam from the autoclave for use in downstream processes. This recycle system will supply about 40 percent of the plant’s thermal requirements and emit significantly less sulphur dioxide and carbon dioxide by processing molybdenum concentrate through MAP.
MAP follows a series of investments to increase long term profitability and accelerate mining operations to meet global demand for natural resources. In 2006, an US$82 million investment was announced to expand and modernise the bulk flotation process at KUC’s Copperton Concentrator. The project is substantially complete and in start up phase. Earlier this year, a US$73 million investment was agreed in mining equipment to accelerate mining activity at the Bingham Canyon Mine and provide options for future mine extensions.

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The MAP facility is scheduled to begin operating in the third quarter of 2010.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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For further information, please contact:

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Nigel Jones	Dave Skinner
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Website: www.riotinto.com
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